EXHIBIT 3.1

RESTATED ARTICLES OF INCORPORATION

OF

PERICOM SEMICONDUCTOR CORPORATION

ARTICLE I

The name of this corporation is Pericom Semiconductor Corporation (the “Corporation”).

ARTICLE II

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of California, other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

This Corporation is authorized to issue only one class of stock, to be designated Common Stock. The total number of shares of Common Stock which this Corporation is authorized to issue is One Hundred (100).

ARTICLE IV

Section 1. The liability of the directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

Section 2. This Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to this Corporation and its shareholders through bylaw provisions or through agreements with the agents, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

Section 3. Any repeal or modification of this Article shall only be prospective and shall not adversely affect the rights under this Article in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation on this 23rd day of November, 2015.

/s/ Keh-Shew Lu
Keh-Shew Lu Chief Executive Officer